

August 31, 2010

Ms. Dian C. Taylor
Chief Executive Officer
Artesian Resources Corporation
664 Churchmans Road
Newark, Delaware 19702

>   **Re: Artesian Resources Corporation**
>   **Form 10-K for the Fiscal Year Ended December 31, 2009**
>   **Filed March 11, 2010**
>   **Form 10-Q for the Fiscal Period Ended March 31, 2010**
>   **Filed May 7, 2010**
>   **Form 10-Q for the Fiscal Period Ended June 30, 2010**
>   **Filed August 6, 2010**
>   **File No. 000-18516**

Dear Ms. Taylor:

We have reviewed your filings and have the following comments. You should comply with the comments in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us in sufficient detail for an understanding of the disclosure how you intend to comply by providing us with your proposed revisions. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2009

Item 1A. Risk Factors, page 14

1.   Please delete the third sentence in which you state that other unknown or immaterial risks may also impair your business operations. All material risks should be described in your disclosure. If risks are not deemed material, you should not reference them.

Item 9A. Controls and Procedures, page 65

2. We note the conclusion of your officers that your disclosure controls and procedures were effective to "provide reasonable assurance that information required to be disclosed by the Company in the reports that it files or submits under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms." Please confirm that your principal executive officer and principal financial officer concluded that your disclosure controls and procedures were also effective to ensure that such information is accumulated and communicated to your management to allow timely decisions regarding required disclosure. See Exchange Act Rule 13a-15(e). In addition, please revise your disclosure in future filings accordingly.

3. In addition, we note that your disclosure controls and procedures were "designed to ensure that material information relating to the Company and its subsidiaries is made known" to the officers of those entities. Please revise this disclosure to clarify, if true, that your disclosure controls and procedures were designed to provide reasonable assurance that information required to be disclosed by you in the reports that you file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified and is accumulated and communicated to your management to allow timely decisions regarding required disclosure. See Exchange Act Rule 13a-15(e).

Item 10. Directors, Executive Officers and Corporate Governance, page 68

4. Please expand your disclosure regarding the specific experience, qualifications, attributes or skills that led to the conclusion that Mr. Eisenbrey should serve as a director. Refer to Item 401(e)(1) of Regulation S-K.

Item 11. Executive Compensation, page 73

5. You state that the compensation committee "considers publicly available information regarding the compensation of executives of other U.S. investor-owned water utilities and information available from studies periodically performed by compensation consultants," and that your compensation consultant used survey data for three market analyses. As it appears that you engage in benchmarking in setting the salaries of your named executive officers, please revise your disclosure to identify the benchmarks used in determining the salaries, as well as the components of such benchmarks, including component companies, pursuant to Item 402(b)(2)(xiv) of Regulation S-K.

6. We note that you have not included any disclosure in response to Item 402(s) of Regulation S-K. Please advise us of the basis for your conclusion that disclosure is not necessary and describe the process you undertook to reach that conclusion.

7. Please provide the disclosure required by Item 407(c)(2)(vi) of Regulation S-K.

8. Please provide the disclosure required by Item 407(h) of Regulation S-K.

Item 13. Certain Relationships and Related Transactions, and Director Independence, page 82

9. We note your disclosure in Note 12 of the financial statements regarding related party transactions. Please tell us why you have not disclosed these transactions under Item 13 of Form 10-K, or revise your disclosure accordingly. Refer to Item 404(a) of Regulation S-K. In addition, please revise your disclosure to include the information required by Item 404(b) of Regulation S-K.

Exhibits 31.1 and 31.2

10. Please revise the certifications filed as Exhibits 31.1 and 31.2 so the language is identical to the language included in Item 601(b)(31) of Regulation S-K. In this regard, we note that you have altered the language in Sections 4(d) and 5 of the certifications. This comment also applies to your Form 10-Q for the fiscal period ended March 31, 2010 and your Form 10-Q for the fiscal period ended June 30, 2010.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

*   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

*   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

*   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Lilyanna L. Peyser, Attorney Advisor, at (202) 551-3222 or me at (202) 551-3720 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director